[redacted]

12013643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH., D.C.
196
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.
(File as public information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street. Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Cahill (954)652-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street #1700	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William P. Cahill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOREN LOPEZ
MY COMMISSION # DD 934904
EXPIRES: November 4, 2013
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President & Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

Table of Contents

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.:

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012
Certified Public Accountants

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	33,614
Cash and investments segregated in compliance with federal regulations		1,470,770
Securities owned, at fair value		8,000
Receivables from brokers, dealers, clearing organizations and clearing agents		183,588
Receivables from brokerage customers		46,971
Property and equipment, net		2,390
Deposits with clearing organizations		36,790
Other assets		13,847
Due from affiliated companies		154
Total assets	$	1,796,124
Liabilities and Shareholder's equity		
Liabilities:		
Payables to brokers, dealers and clearing organizations	$	122,315
Payables to brokerage customers		1,565,995
Accounts payable and accrued liabilities		3,603
Deferred tax liability, net		1,553
Due to affiliated companies		18,078
Total liabilities		1,711,544
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding		—
Additional paid-in capital		30,334
Retained earnings		54,246
Total shareholder's equity		84,580
Total liabilities and shareholder's equity	$	1,796,124

See accompanying notes to statement of financial condition.

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York City, New York. TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated electronic execution of equities, options, futures, and forex trades. During April 2011, the Company ceased offering forex services to the active trader market. These services are now offered by its affiliated entity, TradeStation Forex, Inc.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and, on March 29, 2005, commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the Depository Trust & Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp, (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corporation (clearing agent) on a fully-disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. The Company formerly conducted its forex brokerage business on a fully-disclosed basis through Gain Capital Group, LLC.

On January 4, 2010, TradeStation Securities assumed more direct control over its futures business by converting its clearance of futures accounts using R.J. O'Brien (RJO) from a fully-disclosed basis to an omnibus clearance basis. As a result of converting to omnibus clearance, TradeStation Securities received from RJO approximately $349.0 million in futures customers' funds which were then appropriately segregated in accordance with Commodity Exchange Act rules.

On June 1, 2010, TradeStation Forex, Inc., a Florida corporation and a wholly owned subsidiary of the Parent Company, was formed with the intent that, after it was approved by the National Futures Association (NFA) to become a Retail Forex Exchange Dealer (RFED), it would assume, own and conduct all forex brokerage business (without Gain Capital) as an RFED-classified member of the NFA, and registered under such classification with the Commodity Futures Trading Commission (CFTC).

(Continued)

TradeStation Forex's application for such CFTC registration and NFA membership was approved in January 2011. During April 2011, the Company transferred all of its introduced forex accounts to TradeStation Forex, Inc. and no longer conducts any retail forex business.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, NFA, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, and International Securities Exchange. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

During June 2011, the Parent Company was acquired by Monex Group, Inc. (Monex), headquartered in Chiyoda-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, including its main subsidiary Monex Inc., provides a variety of financial services to individual investors including M&A advisory, debit & equity underwriting, asset management, investment education, and other investment banking functions. These financial statements do not reflect purchase accounting as all purchase accounting entries were recorded by the Parent Company. As a result, historical or carryover basis was used to record assets and liabilities acquired by Monex.

The Company has evaluated subsequent events in the preparation of this statement of financial condition through February 28, 2012.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of these financial statements:

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(b) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). The Company maintains its cash and cash equivalents in financial institutions the Company considers of high credit quality. From time to time, the cash balances in these accounts exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the year, cash and cash equivalents balance may increase or decrease by the second business day subsequent to year-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* below for details.

(c) Cash and Investments Segregated in Compliance with Federal Regulations

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations, which consists primarily of United States Treasury securities, includes approximately $1.6 million of interest receivable as of December 31, 2011. As of December 31, 2011, $1.42 billion was segregated in special reserve accounts at JPMorgan Chase and $52.7 million was segregated in special reserve accounts at RJO. Of the total segregated amount of $1.47 billion, $1.02 billion is segregated in accordance with Rule 15c3-3 and $450.4 million is segregated in accordance with CFTC requirements. On January 3, 2012, cash and investments segregated in compliance with federal regulations increased by $4.9 million as a result of a transfer from cash and cash equivalents.

(d) Securities Owned, at Fair Value

Securities owned of $8.0 million as of December 31, 2011 consist of U.S. Treasury Bills accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each security.

(e) Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities institutional customer accounts through J.P. Morgan Clearing Corp., and its futures customer accounts through RJO on an omnibus clearance basis. These clearing agents provide services, handle the Company's customers' funds, hold securities and futures positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.

(f) Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents and payables to brokers, dealers, and clearing organizations, respectively. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from broker-dealers is included within Other Assets on the accompanying statement of financial condition.

(Continued)

(g) ***Receivables from Brokerage Customers***

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

(h) ***Property and Equipment***

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and depreciated over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(i) ***Impairment of Long-Lived Assets***

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2011.

(j) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; securities owned, at fair value; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; and payables to brokerage customers approximate fair value as of December 31, 2011. Refer note 13 – Fair Value for further discussion on fair value methodology.

(k) ***Securities and Futures Transactions***

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statements.

Customer future transactions and related revenues and expenses are recorded on a trade-date basis. Futures positions owned by customers are included in the Company's financial statements under *Cash and investments segregated in compliance with federal regulations.*

(l) ***Operating Leases***

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. See note 14 – Commitments and Contingencies – *Operating Leases.*

(m) Income Taxes

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, Accounting for Income Taxes and FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not more likely than not to be sustained as of December 31, 2011. In addition, there was no valuation allowance recorded for deferred tax assets as of December 31, 2011. Management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

For the year ended December 31, 2011, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 11 – Income Taxes.

Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), to provide largely identical guidance about fair value measurement and disclosure requirements with the International Accounting Standards Board new International Financial Reporting Standard (IFRS) 13, *Fair Value Measurement* (IFRS 13). Issuing this standard completes a major project of the Boards' joint work to improve and converge IFRS and U.S. GAAP. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP. Most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The guidance in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its statement of financial condition.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. The guidance in ASU 2011-05 is effective for fiscal years, and interim periods

within those years, beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-05 to have a material impact on its statement of financial condition.

(3) Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2011 (in thousands):

Securities borrowed from broker-dealers	$	183,509
Fees and commissions receivable from clearing agents		72
Securities failed to deliver to broker-dealers and other		7
	$	183,588

(4) Receivables from Brokerage Customers

Receivables from brokerage customers of approximately $47.0 million at December 31, 2011, consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At December 31, 2011, the Company was charging a base margin debit interest rate of 7.75% per annum on debit balances in brokerage customer accounts. "Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2011 (in thousands):

	Estimated useful life in years		Amount
Computers and software	3 – 5	$	3,807
Furniture and equipment	3 – 7		1,581
Leasehold improvements	5 – 10		431
			5,819
Accumulated depreciation			(3,429)
		$	2,390

(6) Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of December 31, 2011, the Company had treasury bills and cash as security deposits totaling approximately $28.0 million and $8.8 million, respectively, with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at fair value.

(7) Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers, and clearing organizations consist of the following as of December 31, 2011 (in thousands):

Securities loaned from broker-dealers	$	119,308
Payables to clearing organizations		2,995
Payables to brokers		12
	$	122,315

(8) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*. The Agreement also calls for the Company to pay monthly fees for administrative services.

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., TradeStation Forex, Inc. and TradeStation Europe Limited, a wholly owned subsidiary of the Parent

Company, authorized by the United Kingdom Financial Services Authority (FSA), to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

The amount due to affiliated companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily using current available cash balances or through future profits earned by the Company.

(9) Payables to Brokerage Customers

At December 31, 2011, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled approximately $1.6 billion. These funds are the principal source of funding for margin lending. At December 31, 2011, the Company was not paying interest on cash balances in brokerage customer accounts.

(10) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenues Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(11) Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated federal and Florida income tax returns. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable will be received from the Parent Company. As of December 31, 2011, the Company had income taxes receivable from the Parent of approximately $12.4 million which is included in other assets. The Company is no longer subject to United States federal tax examinations for periods prior to 2008 or state and local tax examinations prior to 2006.

(Continued)

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of December 31, 2011 (in thousands):

Deferred income tax assets:		
Accrued expenses and other	$	139
State net operating loss carry forward		203
Stock-based compensation		32
		374
Deferred income tax liabilities:		
Property and equipment		(496)
Difference in revenues recognition		(1,431)
	$	(1,553)

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,000,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit balances. At December 31, 2011, the Company had net capital of approximately $53.5 million (42.1% of aggregate debit items), which was approximately $51.0 million in excess of its required net capital of approximately $2.5 million.

(13) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist entirely of U.S. Treasuries. As of December 31, 2011, the Company's U.S. Treasuries had maturities ranging from less than a month and up to February 15, 2014.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company did not hold any Level 2 assets during the twelve months ended December 31, 2011.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets during the twelve months ended December 31, 2011.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2011 (in thousands):

		Level 1
Investments segregated in compliance with federal regulations	$	1,249,537
Securities owned		8,000
Deposits with clearing organizations		28,090

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill or U.S. Treasury Note. For the Company's other financial assets and financial liabilities, carrying amounts approximate fair value due to their short-term nature.

As of December 31, 2011, the estimated fair values of the Company's financial instruments are equal to its carrying value as follows (in thousands):

		Fair value
Financial assets:		
Cash and cash equivalents	$	33,614
Cash and investments segregated in compliance with federal regulations		1,470,770
Securities owned		8,000
Receivables from brokers, dealers, and clearing organizations and clearing agents		183,588
Receivables from brokerage customers		46,971
Deposits with clearing organizations		36,790
Financial liabilities:		
Payables to brokers, dealers, and clearing organizations		122,315
Payables to brokerage customers		1,565,995

(14) Commitments and Contingencies

(a) Operating Leases

During 2011, the Parent Company entered into a new operating lease agreement, expiring May 2022, to remain in its corporate headquarters in Plantation, Florida. Previously, the Company had a ten-year lease which commenced in 2002 and was set to expire in August 2012. The Company is allocated approximately 50% of the cost of this lease. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

(Continued)

In addition, the Company is obligated under noncancelable operating leases for its Chicago office expiring in February 2016 and its New York office expiring in May 2015. Future minimum lease payments as of December 31, 2011, under all operating leases are as follows (in thousands):

2012	$	480
2013		492
2014		504
2015		414
2016		57
	$	1,947

(b) ***Purchase Obligations***

As of December 31, 2011, the Company had various purchase obligations through December 31, 2014, of approximately $1.8 million (approximately $1.1 million in 2012), related primarily to back-office systems and telecommunications services.

(c) ***Litigation and Claims***

In February, 2010, the Company and the Parent Company were named as the only defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. The complaint alleges that the Company and the Parent Company infringed and continue to infringe several patents held by Trading Technologies International, Inc. The plaintiff seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. The Company answered the complaint in August, 2010, generally denying the allegations and asserting a variety of affirmative defenses. Discovery commenced and trial was initially scheduled for July 16, 2011, but did not go forward at that time, since on February 3, 2011, a Federal Judge granted Trading Technologies International, Inc.'s motion to consolidate twelve similar actions.

Since consolidation, the Company and the other defendants filed motions for partial summary judgment, which, if granted, would seriously undermine Trading Technologies International, Inc.'s case. On February 9, 2012, the Federal Judge granted the Company's motion for partial summary judgment. While it is too early to predict the outcome of this matter, management believes the remainder of the case to be without merit and the Company intends to defend it vigorously.

In May, 2010, the Company was served with a CFTC reparations complaint in the case styled ATS Capital Management Corp. v. TradeStation Securities and John Sendlosky, CFTC Docket No. 10-R015. The Complaint alleges the wrongful liquidation of two E-Mini futures positions, one in 2007 and the other in 2008 and seeks damages of $529,950. On September 2, 2010, the Administrative Law Judge dismissed the complaint with prejudice on the grounds that identical case was decided in the Company's favor in a National Futures Association arbitration conducted in May 2009. On September 17, 2010, the complainant filed its Notice of Appeal to the Commodity Futures Trading Commission and both parties have since submitted their legal briefs and are awaiting a decision. While it is too early to predict the outcome of this matter, we expect the Commission will affirm the Administrative Law Judge's decision.

(Continued)

The Company was recently served with two federal court complaints, Deutsche Bank Trust Company Americas Law Debenture Trust Company of NY and Wilmington Trust Company v. Waterman Broadcasting Investment Corporation, et al., and William A. Niese, et al v. AllianceBernstein L.P., et al. Each plaintiff is seeking damages from numerous individual and corporate defendants (including several other clearing firms) arising out of an alleged failed leveraged buyout of Tribune Company in 2007. The plaintiffs in the Deutsche Bank case seek to set aside allegedly fraudulent transfers of approximately $8.3 billion from the numerous defendants. The plaintiffs in the Niese case are retirees who claim to have been excluded from the Deutsche Bank case, and who are seeking $109 million from the numerous defendants. The Niese plaintiffs allege that the Company's portion of these alleged damages is $266,459.

The Company is certain that it was named in both cases solely as the executing and / or clearing firm for the transactions of its underlying clients. The Company believes its role in these cases will be limited to supplying information to the plaintiffs about underlying investors, but it is too early to know that for sure. Outside counsel has been retained to assist the Company in defense of the cases both of which are in the pre-answer stage and subject to a bankruptcy stay order. At this time, we do not believe there is risk of any material liability as a result of these cases.

In March 2011, the Company's Chief Compliance Officer was deposed as a witness in a bankruptcy matter concerning entities whose owner, Nicholas Cosmo, perpetuated a $370 million Ponzi scheme and at the same time was using several FCMs to house the customers' funds and trade them, including RJO. The bankruptcy trustee is currently pursuing numerous adversary claims, one of which is a more than $14 million claim against RJO with respect to margin payments and fees earned in brokerage accounts of one of the bankrupt entities.

The trustee alleges that RJO, through the brokerage account provided to Agape World, assumed custody and control of the account assets as a transferee, and knew or should have known about the Ponzi scheme or other improprieties, and is therefore the recipient of fraudulent transfers and should repay the estate's creditors more than $14 million that was allegedly lost during the two year bankruptcy "clawback" period. RJO has filed its answer, generally denying the allegations and asserting several affirmative defenses. A pre-trial conference took place on September 20, 2011 and pre-trial discovering is proceeding.

The Company has not been sued by the bankruptcy trustee; however RJO sent a letter in June 2011 demanding indemnification (cost and expenses) pursuant to a fully-disclosed clearing agreement that was terminated in January 2010. The Company has responded to RJO's demand denying liability. While it is too early to predict the outcome of this matter, we expect the indemnity claim to be without merit and intend to defend it vigorously should RJO pursue it.

In October, 2011, the Company was notified that FINRA staff made a preliminary determination to recommend the disciplinary action be brought for alleged violations of FINRA 3300 for alleged Anti-Money Laundering deficiencies. In December 2011, the Company settled the action, and without admitting or denying liability, agreed to a censure and a monetary fine of $200,000. The Acceptance, Waiver and Consent is published on the FINRA website.

(Continued)

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including, currently, inquiries or investigations relating to the accurate reporting to FINRA of short interest positions and inquiries from FINRA's Department of Enforcement regarding general and supervisory procedures relating to suitability and due diligence for accounts opened by customers referred by educational seminar and trading software companies. Each of the regulatory matters could ultimately result in a censure and/or fine. While no assurances can be given, the Company does not believe that the ultimate outcome of any pending regulatory matters will result in a material adverse effect on its financial statements.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on an annual basis.

(d) General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit

approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)